SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 1)

Under the Securities Exchange Act of 1934*

Vermillion, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

92407M206

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Rita Molesworth, Esq.
Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

June 12, 2013

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D

CUSIP No. 92407M206		Page 2 of 10 pages

1		NAMES OF REPORTING PERSONS Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,139,960*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,139,960*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,139,960*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.91%**
14		TYPE OF REPORTING PERSON (See Instructions) IN

* Includes 4,339,980 shares of common stock which may be acquired upon exercise of the warrants, which are exercisable within sixty days.

** Calculated based on a total of 27,553,226 shares of common stock outstanding, which is comprised of (i) 23,213,246 shares of common stock outstanding as of May 14, 2013, according to information furnished by Vermillion, Inc. on May 21, 2013 and (ii) 4,339,980 shares of common stock issuable upon exercise of the applicable warrants.

SCHEDULE 13D

CUSIP No. 92407M206		Page 3 of 10 pages

1		NAMES OF REPORTING PERSONS Oracle Associates, LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,139,960*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,139,960*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,139,960*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.91%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 4,339,980 shares of common stock which may be acquired upon exercise of the warrants, which are exercisable within sixty days.

** Calculated based on a total of 27,553,226 shares of common stock outstanding, which is comprised of (i) 23,213,246 shares of common stock outstanding as of May 14, 2013, according to information furnished by Vermillion, Inc. on May 21, 2013 and (ii) 4,339,980 shares of common stock issuable upon exercise of the applicable warrants.

SCHEDULE 13D

CUSIP No. 92407M206		Page 4 of 10 pages

1		NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,543,980*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,543,980*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,543,980*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.49%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 2,761,990 shares of common stock which may be acquired upon exercise of the warrants, which are exercisable within sixty days.

** Calculated based on a total of 25,975,236 shares of common stock outstanding, which is comprised of (i) 23,213,246 shares of common stock outstanding as of May 14, 2013, according to information furnished by Vermillion, Inc. on May 21, 2013 and (ii) 2,761,990 shares of common stock issuable upon exercise of the applicable warrants.

SCHEDULE 13D

CUSIP No. 92407M206		Page 5 of 10 pages

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,595,980*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,595,980*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,980*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.47%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

* Includes 1,577,990 shares of common stock which may be acquired upon exercise of the warrants, which are exercisable within sixty days.

** Calculated based on a total of 24,791,236 shares of common stock outstanding, which is comprised of (i) 23,213,246 shares of common stock outstanding as of May 14, 2013, according to information furnished by Vermillion, Inc. on May 21, 2013 and (ii) 1,577,990 shares of common stock issuable upon exercise of the applicable warrants.

SCHEDULE 13D

CUSIP No. 92407M206		Page 6 of 10 pages

1		NAMES OF REPORTING PERSONS Oracle Ten Fund Master, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,595,980*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,595,980*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,595,980*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.47%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 1,577,990 shares of common stock which may be acquired upon exercise of the warrants, which are exercisable within sixty days.

** Calculated based on a total of 24,791,236 shares of common stock outstanding, which is comprised of (i) 23,213,246 shares of common stock outstanding as of May 14, 2013, according to information furnished by Vermillion, Inc. on May 21, 2013 and (ii) 1,577,990 shares of common stock issuable upon exercise of the applicable warrants.

Pursuant to Rule 13d-2 under the Act, this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed on May 23, 2013 (the “Original Schedule 13D”, and together with Amendment No. 1, the “Schedule 13D”), and is being filed on behalf of Oracle Partners, L.P., a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund Master, LP, a Cayman Islands exempted company (“Oracle Ten Fund”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners and Oracle Ten Fund (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Ten Fund (“Investment Manager”) and Larry N. Feinberg, the managing member of Oracle Associates and the sole shareholder, director and president of the Investment Manager (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”).  This Amendment relates to the common stock, par value $0.001 per share (“Common Stock”), of Vermillion, Inc., a Delaware corporation (the “Company”).

This Amendment No. 1 is being filed to update the beneficial ownership information in the Schedule 13D as a result of the Warrants (as defined below) becoming exercisable within sixty days.

Item 2.Source and Amount of Funds or Other Consideration.

The second paragraph of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

In connection with this purchase of Common Stock, Oracle Partners and Oracle Ten Fund acquired warrants (the “Warrants”) to purchase 2,761,990 and 1,577,990 shares of Common Stock, respectively, at an exercise price of $1.46 per share of Common Stock for an aggregate purchase price of $345,248.75 and $197,248.75, respectively.

Item 4.Interest in Securities of the Issuer.

The second paragraph of Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As discussed below, Oracle Partners and Oracle Ten Fund are entitled to a Board Designee (as defined below) and expect to appoint such Board Designee in the near future.  As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of, their investment in the Common Stock or other securities of the Company, the Reporting Persons and their representatives, including, without limitation, the Board Designee (as defined below), if any, may from time to time engage in discussions with, respond to inquiries from or make proposals to various persons, including, without limitation, the Company’s management, the board of directors, existing or potential strategic partners of the Company, other shareholders, industry analysts and other relevant parties concerning matters with respect to the Company and the Reporting Persons’ investment in the Common Stock and other securities of the Company, if any, including, without limitation, the business, operations, prospects, governance, management, strategy and the future plans of the Company.

Item 5.Interest in Securities of the Issuer.

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)   As of June 12, 2013, Oracle Partners may be deemed to beneficially own 4,543,980 shares of Common Stock in the aggregate as a result of its beneficial ownership of (i) 1,781,990 shares of Common Stock and (ii) 2,761,990 shares of Common Stock issuable on exercise of its Warrant, representing 17.49% of the outstanding shares of Common Stock (based on 25,975,236 shares of Common Stock outstanding, which is comprised of (i) 23,213,246 shares of Common Stock outstanding as of May 14, 2013 as reported by the Company to representatives of the Reporting Persons and (ii) 2,761,990 shares of Common Stock issuable upon exercise of the Warrants held Oracle Partners).  As of June 12, 2013, Oracle Ten Fund and Investment Manager, due to its relationship with Oracle Ten Fund, may be deemed to beneficially own 2,595,980 shares of Common Stock in the aggregate as a result of (i) 1,017,990 shares of Common Stock and (ii) 1,577,990 shares of Common Stock issuable upon exercise of Oracle Ten Fund’s Warrant, representing 10.47% of the outstanding shares of Common Stock (based on 24,791,236 shares of Common Stock outstanding, which is comprised of (i) 23,213,246 shares of Common Stock outstanding as of May 14, 2013 as reported by the Company to representatives of the Reporting Persons and (ii) 1,577,990 shares of Common Stock issuable upon exercise of the Warrants held Oracle Ten Fund).  As of June 12, 2013, Oracle Associates, due to its relationship with Oracle Partners and Oracle Ten Fund, and Mr. Feinberg, due to his respective relationships with the other Reporting Persons, may be deemed to beneficially own 7,139,960 shares of Common Stock in the aggregate as a result of (i) 2,799,980 shares of Common Stock and (ii) 4,339,980 shares of Common Stock issuable upon exercise of the Warrants, representing 25.91% of the outstanding shares of Common Stock (based on 27,553,226 shares of Common Stock outstanding, which is comprised of (i) 23,213,246 shares of Common Stock outstanding as of May 14, 2013 as reported by the Company to representatives of the Reporting Persons and (ii) 4,339,980 shares of Common Stock issuable upon exercise of the Warrants).  The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(b)   Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock it may be deemed to beneficially own as described in Item 5(a) above.

(c)   As set forth above, pursuant to the Purchase Agreement, on May 13, 2013, (i) Oracle Partners purchased 1,781,990 shares of Common Stock for an aggregate purchase price of $2,601,705.40, (ii) Oracle Ten Fund purchased 1,017,990 shares of Common Stock for an aggregate purchase price of $1,486,265.40, (iii) Oracle Partners acquired a Warrant for an aggregate purchase price of $345,248.75 to purchase 2,761,990 shares of Common Stock and (iv) Oracle Ten Fund acquired a Warrant for an aggregate purchase price of $197,248.75 to purchase 1,577,990 shares of Common Stock.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2013	ORACLE PARTNERS, L.P. By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: June 13, 2013	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: June 13, 2013	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: June 13, 2013	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director
Dated: June 13, 2013	LARRY N. FEINBERG By: /s/ Larry N. Feinberg